Exhibit 99.1

ELECTRA BATTERY MATERIALS CORPORATION (FORMERLY FIRST COBALT CORP.) CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS)

ELECTRA BATTERY MATERIALS CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(expressed in thousands of Canadian dollars)

Report of Management’s Accountability

The accompanying audited consolidated financial statements of Electra Battery Materials Corporation were prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Management acknowledges responsibility for significant accounting judgements and estimates and for the choice of accounting principles and methods that are appropriate to the Company’s circumstances.

Management has identified material weaknesses in the internal controls over financial reporting and disclosure controls and procedures related to the year ending December 31, 2023. As a consequence, the Company had ineffective controls activities related to the design of process level and financial statement close controls.

Management has implemented appropriate processes to support management representations that it has exercised reasonable diligence that the consolidated financial statements fairly present, in all material respects, the financial condition, financial performance and cash flows of the Company, as of the date of and for the periods presented in the consolidated financial statements.

The Board of Directors is responsible for reviewing and approving the audited consolidated financial statements to ensure the Company fulfills its financial reporting responsibilities. The Board of Directors carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board of Directors and all of its members are non-management Directors. The Audit Committee reviews the consolidated financial statements, management’s discussion and analysis and the external auditors’ report; examines the fees and expenses for audit services; and considers the engagement or reappointment of the external auditors. The Audit Committee reports its findings to the Board of Directors for its consideration when approving the consolidated financial statements for issuance. MNP LLP, the external auditors, have full and free access to the Audit Committee.

“Trent Mell”	“David Allen”
President and Chief Executive Officer	Chief Financial Officer

May 10, 2024

ELECTRA BATTERY MATERIALS CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(expressed in thousands of Canadian dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Electra Battery Materials Corporation

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Electra Battery Materials Corporation (the “Company”) as at December 31, 2023, and the related consolidated statements of income (loss) and other comprehensive income (loss), shareholders’ equity, and cash flows for the year ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and its financial performance and its cash flows for the year ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited the effects of the adjustments to retrospectively apply the change in segment composition as described in Note 24 to the 2022 consolidated financial statements. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2022 consolidated financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2022 consolidated financial statements taken as a whole.

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has recurring net losses from operations and negative cash flows from operations, and as at December 31, 2023, the Company had an accumulated deficit that raises substantial doubt about the Company’s ability to continue as a going concern. Management's plans regarding these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

MNP LLP
1 Adelaide Street East, Suite 1900, Toronto ON, M5C 2V9	1.877.251.2922 T: 416.596.1711 F: 416.596.7894

ELECTRA BATTERY MATERIALS CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(expressed in thousands of Canadian dollars)

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provide a reasonable basis for our opinion.

Chartered Professional Accountants

Licensed Public Accountants

May 10, 2024

Toronto, Canada

We have served as the Company’s auditor since 2023

1 Adelaide Street East, Suite 1900, Toronto, Ontario, I'45C 2V9 1.877.251.2922 T: 416.596.1711 F: 416.596.7894 I'4NP.ca

ELECTRA BATTERY MATERIALS CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(expressed in thousands of Canadian dollars)

KPMG LLP

Bay Adelaide Centre

Suite 4600

333 Bay Street

Toronto ON M5H 2S5

Tel 416-777-8500

Fax 416-777-8818

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Electra Battery Materials Corporation

Opinion on the Consolidated Financial Statements

We have audited, before the effects of the adjustments to retrospectively apply the change in segment composition as described in Note 24, the consolidated statement of financial position of Electra Battery Materials Corporation (the Company) as of December 31, 2022, the related consolidated statements of income (loss) and other comprehensive income (loss), cash flows and shareholders’ equity for the year then ended, and the related notes (collectively, the consolidated financial statements). The 2022 consolidated financial statements before the effects of the adjustments described in Note 24 are not presented herein. In our opinion, the consolidated financial statements, before the effects of the adjustments to retrospectively apply the change in segment composition described in Note 24, present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and its financial performance and its cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in segment composition described in Note 24 and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

© 2024 KPMG LLP, an Ontario limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved.

ELECTRA BATTERY MATERIALS CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(expressed in thousands of Canadian dollars)

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Yours truly,

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

We served as the Company’s auditor from 2020 to 2023

Toronto, Canada

April 4, 2023

ELECTRA BATTERY MATERIALS CORPORATION

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT DECEMBER 31, 2023 AND 2022

(expressed in thousands of Canadian dollars)

	December 31,	December 31,
	2023	2022
ASSETS
Current Assets
Cash and cash equivalents	$7,560	$7,952
Restricted cash	888	—
Marketable securities (Note 7)	595	433
Prepaid expenses and deposits	468	716
Receivables (Note 9)	1,081	3,079
Assets held for sale (Note 8)	—	1,338
	10,592	13,518
Non-Current Assets
Exploration and evaluation assets (Note 6)	85,634	87,693
Property, plant and equipment (Note 5)	51,258	82,288
Capital long-term prepayments (note 5)	—	3,087
Long-term restricted cash	1,208	938
Total Assets	$148,692	$187,524

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities (Note 10)	$8,828	$18,864
Accrued interest (Note 26(d))	5,730	1,300
Convertible notes payable (Note 13)	—	25,662
Financial derivative liability - Convertible notes (Note 13)	—	6,674
Warrants (Note 13)	1,421	—
US warrants (Note 16 (c))	7	1,271
Liabilities held for sale (Note 8)	—	338
	15,986	54,109
Non-Current Liabilities
Government loan payable (Note 12)	4,299	3,777
Government grants (Note 12)	849	1,121
Convertible notes payable (Note 13)	40,101	—
Royalty (Note 13)	858	—
Lease liability (Note 14)	175	218
Asset retirement obligations (Note 11)	3,126	1,790
Total Liabilities	$65,394	$61,015
Shareholders’ Equity
Common shares (Note 15)	304,721	288,871
Reserve (Note 15)	25,579	17,892
Accumulated other comprehensive income	(1,557)	525
Deficit	(245,445)	(180,779)
Total Shareholders’ Equity	$83,298	$126,509
Total Liabilities and Shareholders’ Equity	$148,692	$187,524
Commitments and Contingencies (Note 23)
Subsequent events (Note 26)

Approved on behalf of the Board of Directors and authorized for issue on May 10, 2024

Susan Uthayakumar, Director	Trent Mell, Director

See accompanying notes to consolidated financial statement

ELECTRA BATTERY MATERIALS CORPORATION

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND OTHER COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(expressed in thousands of Canadian dollars)

	December 31,	December 31,
	2023	2022
Operating expenses
General and administrative	$2,395	$1,925
Consulting and professional fees	4,659	2,729
Exploration and evaluation expenditures	700	3,428
Investor relations and marketing	633	1,000
Refinery, engineering and metallurgical studies	—	2,349
Refinery, permitting and environmental expenses	—	128
Salaries and benefits	3,775	3,913
Share-based payments	1,821	1,282
Operating loss before noted items below:	13,983	16,754
Other
Unrealized loss on marketable securities (Note 7)	(253)	(589)
Gain on financial derivative liability - Convertible Notes (Note 13)	6,683	27,686
Changes in fair value of US Warrant (Note 16 (c))	1,243	1,531
Other non-operating income (loss)(Note 18)	(6,472)	677
Impairment (Note 5)	(51,884)	—
Net Income (loss)	$(64,666)	$12,551

Other comprehensive income:
Foreign currency translation gain	(2,082)	—

Net income (loss) and other comprehensive loss	$(66,748)	$12,551
Basic income (loss) per share (Note 19)	$(1.49)	$0.38
Diluted loss per share (Note 19)	$(1.49)	$(0.37)
Weighted average number of common shares outstanding - Basic (Note 19)	43,430,951	32,646,906
Weighted average number of common shares outstanding - Diluted (Note 19)	43,430,951	40,763,386

ELECTRA BATTERY MATERIALS CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(expressed in thousands of Canadian dollars)

	Common Shares
				Accumulated
				Other
	Number of			Comprehensive
	shares	Amount	Reserves	Income	Deficit	Total
Balance – January 1, 2023	35,185,977	$288,871	$17,892	$525	$(180,779)	$126,509
Other comprehensive loss for the year, net of taxes	—	—	—	(2,082)	—	(2,082)
Net loss for the year	—	—	—	—	(64,666)	(64,666)

Share-based payment expense	—	—	1,226	—	—	1,226
Directors’ fees paid in deferred share units	—	—	595	—	—	595
Shares and units issued for:
Exercise of restricted share units (Note 15)	3,053	17	(17)	—	—	—
Proceeds from issuance of share, net of transaction costs	19,545,454	14,077	5,883	—	—	19,960
Settlement of transaction costs on 2028 Notes (Notes 15 (b) and Note 16 (c))	77,500	240	—	—	—	240
Convertible Notes Conversion (Notes 13 and 15)	368,543	998	—	—	—	998
Settlement of interest on 2028 Notes (Note 15)	660,800	795	—	—	—	795
2022 Private Placement transaction costs	—	(284)	—	—	—	(284)
Settlement of easement	10,000	7	—	—	—	7
Balance – December 31, 2023	55,851,327	$304,721	$25,579	$(1,557)	$(245,445)	$83,298

Balance – January 1, 2022	30,974,853	$276,215	$16,554	$525	$(193,330)	$99,964
Net income for the year	—	—	—	—	12,551	12,551
Share - based payment expense	—	—	1,282	—	—	1,282
Directors’ fees paid in deferred share units	—	—	115	—	—	115
Shares and units issued for:
Exercise of warrants, options, deferred share units, performance share units and restricted share units (Note 15)	356,156	1,439	(492)	—	—	947
ATM Program sales (Note 15)	720,865	3,701	—	—	—	3,701
Cash, net of transaction costs and fair value derivative (Note 15)	2,345,000	2,681	433	—	—	3,114
Convertible Notes Conversion (Notes 13 and 15)	789,103	4,835	—	—	—	4,835
Balance – December 31, 2022	35,185,977	$288,871	$17,892	$525	$(180,779)	$126,509

ELECTRA BATTERY MATERIALS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(expressed in thousands of Canadian dollars)

	Year ended	Year ended
	December 31,	December 31,
	2023	2022
Operating activities
Net income (loss)	$(64,666)	$12,551
Adjustments for items not affecting cash:
Share-based payments	1,226	1,282
Unrealized loss on marketable securities	253	589
Realized loss on marketable securities	(90)	220
Depreciation	56	48
Interest expense on Convertible Notes	4,805	—
Changes in fair value of convertible 2026 Notes	5,076	(27,686)
Loss on extinguishment of 2026 Notes and recognition of 2028 Notes (Note 13)	18,727	—
Fair value gain on convertible notes and warrants 2028 Notes (Note 13)	(30,758)	—
Settlement of transaction costs on 2028 Notes (Note 13)	(240)	—
Changes in fair value of warrants	—	(1,531)
Impairment charge (reversal)	51,884	(1,338)
Directors’ fees paid in DSUs	595	115
Changes in warrants (US Warrant)	(1,243)	—
Withholding tax liability	—	14
Unrealized loss on foreign exchange	696	1,019
Other	15	—
Changes in working capital:
Decrease (increase) in receivables	1,848	(2,122)
Decrease (increase) in prepaid expenses and other assets	247	1,125
(Decrease) increase in accounts payable and accrual liabilities	(11,477)	(131)
Cash used in operation activities	(23,046)	(15,845)
Investing activities
Transfer to restricted cash	(1,158)	—
Acquisition of exploration and evaluation assets, net of cash	—	(31)
Capital long-term prepayments	—	3,544
Proceeds from sale of marketable securities	816	525
Additions to property, plant and equipment	(13,705)	(47,591)
Cash used in investing activities	(14,047)	(43,553)
Financing activities
Proceeds from issuance of common shares, net transaction costs of $1,582 (2022 – Nil) (Note 15)	19,960	3,121
Proceeds from at-the-market equity program (“ATM Program”), net of transaction costs of Nil (2022 - $82)	—	3,701
Transaction costs private placement 2022	(284)
Proceeds from exercise of warrants	—	807
Proceeds from exercise of options	—	140
Proceeds from government loan	250	3,733
Payment of lease liability, net of interest	(43)	165
Proceeds from 2028 Notes (Note 13)	68,049	—
Repayment of 2026 Notes (Note 13)	(48,036)	—
Settlement of transaction costs on 2028 Notes (Note 13)	(2,100)	—
Exercise of convertible Notes	397	—
Interest settlement of 2026 Notes (Note 13)	(1,656)	(3,183)
Cash provided by financing activities	36,537	8,484
Change in cash during the year	(556)	(50,914)
Effect of exchange rates on cash	164	240
Cash, beginning of year	7,952	58,626
Cash, end of year	$7,560	$7,952

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(expressed in thousands of Canadian dollars)

1.Significant Nature of Operations

Electra Battery Materials Corporation (the “Company”, “Electra”) was incorporated on July 13, 2011 under the Business Corporations Act of British Columbia (the “Act”). On September 4, 2018, the Company filed a Certificate of Continuance into Canada and adopted Articles of Continuance as a Federal Company under the Canada Business Corporations Act (the “CBCA”). On December 6, 2021, the Company changed its corporate name from First Cobalt Corp. to Electa Battery Materials Corporation. The Company is in the business of producing battery materials for the electric vehicle supply chain. The Company is focused on building a supply of cobalt, nickel and recycled battery materials.

Electra is a public company which is listed on the Toronto Venture Stock Exchange (TSX-V) (under the symbol ELBM). On April 27, 2022, the Company began trading on the NASDAQ (under the symbol ELBM). The Company’s registered office is Suite 2400, Bay-Adelaide Centre, 333 Bay Street, Toronto, Ontario, M5H 2T6 and the corporate head office is located at 133 Richmond Street W, Suite 602, Toronto, Ontario, M5H 2L3.

The Company is focused on building a North American integrated battery materials facility for the electric vehicle supply chain. The Company is in the process of constructing its expanded hydrometallurgical cobalt refinery (the “Refinery”), assessing the various optimizations and modular growth scenarios for a recycled battery material (known as black mass) program, and exploring and developing its mineral properties.

Going Concern Basis of Accounting

The accompanying audited consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business for the foreseeable future, and, as such, the audited consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

The Company has recurring net operating losses and negative cash flows from operations. As of December 31, 2023 and December 31, 2022, the Company had an accumulated deficit of $245,445 and $180,779, respectively, though, the Company was in compliance with all required covenants as of December 31, 2023, and December 31, 2022. The Company’s recurring losses from operations and negative cash flows raise substantial doubt about the Company’s ability to continue as a going concern. The global economy, including the financial and credit markets, has recently experienced extreme volatility and disruptions, including increasing inflation rates, rising interest rates, foreign currency impacts, declines in consumer confidence, and declines in economic growth. Additionally, the Company suspended construction of the refinery due to lack of sufficient funding. All these factors point to uncertainty about economic stability, and the severity and duration of these conditions on our business cannot be predicted, and the Company cannot assure that it will remain in compliance with the financial covenants contained within its credit facilities.

In order to continue its operations, the Company must achieve profitable operations and/or obtain additional equity or debt financing. Until the Company achieves profitability, management plans to fund its operations and capital expenditures with cash on hand, borrowings, and issuance of capital stock. Until the Company generates revenue at a level to support its cost structure, the Company expects to continue to incur substantial operating losses and net cash outflows from operating activities.

The Company is actively pursuing various alternatives including government grants, strategic partnerships, equity and debt financing to increase its liquidity and capital resources. On August 11, 2023, the Company completed a private placement for gross proceeds of $21,500, consisting of a brokered placement for $16,500 and a non-brokered placement for $5,000 (refer to Note 15). The Company is also in discussion with various parties on additional financing opportunities and alternatives to finance the funding of feedstock purchases. Although the Company has historically been successful in obtaining financing in the past, there can be no assurances that the Company will be able to obtain adequate financing in the future, or that a strategic

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(expressed in thousands of Canadian dollars)

review process will culminate in any transaction or alternative. These consolidated financial statements do not include the adjustments to the amounts and classifications of assets and liabilities that would be necessary should the Company be unable to continue as a going concern. These adjustments may be material.

2.Material Accounting Policies and Basis of Preparation

Basis of Presentation and Statement of Compliance

These consolidated financial statements, including comparatives, have been prepared in accordance with International Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These financial statements have been prepared on a historical cost basis, except for certain financial instruments, which are classified as fair value through profit or loss (“FVTPL”). All amounts on the consolidated financial statements are presented in thousands of Canadian dollars, except share and per share amounts, and otherwise noted.

Functional Currency

The functional currency of the Company and its controlled entities are measured using the principal currency of the primary economic environment in which each entity operates. The functional currency of the Company and its subsidiaries is Canadian dollars, except for Cobalt One Limited which has a functional currency of Australian Dollars and Idaho Cobalt Company which has a functional currency of US Dollars.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are retranslated at the period-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Foreign exchange differences on monetary items are recognized in profit or loss in the period in which they arise except for:

●	Exchange differences on foreign currency borrowings relating to assets under construction for future productive use, which are included in the costs of assets as they are regarded as an adjustment to interest costs on those currency borrowings.
●	Foreign exchange gains or losses arising from a monetary item receivable for or payable to a foreign operation, the settlement of which is neither planned nor likely to occur in the foreseeable future and which in substance is considered to form part of the net investment in the foreign operation are recognized in other comprehensive income or loss.

The assets and liabilities of entities with a functional currency that differs from the presentation currency are translated to the presentation currency as follows:

●	Assets and liabilities are translated at the closing rate at the end of the financial reporting period;
●	Income, expenses, and cash flows are translated at average exchange rates (unless the average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case, income and expenses are translated at the rate on the dates of the transactions);
●	Equity transactions are translated using the exchange rate at the date of the transaction; and
●	All resulting exchange differences are recognized as a separate component of equity as accumulated other comprehensive income.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(expressed in thousands of Canadian dollars)

During 2023, the Company’s considered primary and secondary indicators in determining functional currency including the currency in which funds from financing activities were generated, the Company re-evaluated the functional currency of its US subsidiaries and determined that a change in their functional currency from Canadian dollars to US Dollars was appropriate. The Company translated its US subsidiaries’ assets and liabilities into the new functional currency of US dollars at the opening spot rate for the year and recorded a translation adjustment from January 1, 2023 onwards to reflect the impact of translating the Company’s US dollar assets and liabilities to the presentation currency. The change in functional currency for these subsidiaries has been applied prospectively.

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its controlled entities. Control is achieved when the Company has the power to govern the financial operating policies of an entity to obtain benefits from its activities. Subsidiaries are fully consolidated from the date on which control is transferred to the Company until the date on which control ceases.

The following subsidiaries have been consolidated for all dates presented within these financial statements:

Subsidiary	Ownership	Location
Cobalt Projects International Corp.	100%	Canada
Cobalt Industries of Canada Corp.	100%	Canada
Cobalt One Limited	100%	Australia
Cobalt Camp Refinery Ltd.	100%	Canada
Cobalt Camp Ontario Holdings Corp.	100%	Canada
Ophiolite Consultants Pty Ltd.	100%	Australia
Acacia Minerals Pty Ltd.	100%	Australia
CobalTech Mining Inc.	100%	Canada
US Cobalt Inc. (“USCO”)	100%	Canada
1086360 BC Ltd.	100%	Canada
Idaho Cobalt Company	100%	United States
Scientific Metals (Delaware) Corp.	100%	United States
Orion Resources NV	80%	United States
Grafito La Barranca de Mexico S.A. de C.V.	100%	Mexico
Grafito La Colorada de Mexico S.A. de C.V.	50%	Mexico

All inter-company transactions, balances, income and expenses are eliminated in full upon consolidation.

Cash and Cash equivalents

Cash and cash equivalents consist of cash on hand, deposits in banks and highly liquid investments with an original maturity of three months or less.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(expressed in thousands of Canadian dollars)

Restricted cash

Restricted cash consists of escrow funds for settlement with vendors held by the Company’s legal counsel with term of less than one year.  Long-term restricted cash relates to amounts on deposit as financial assurance for the refinery closure plan.

Marketable Securities

Marketable securities represent shares held in a publicly traded company. Marketable securities held by the Company are held for trading purposes and are classified as financial asset measured at FVTPL. At each reporting date, the Company marks-to-market the value of the marketable securities based on quoted market prices; therefore, these financial assets are classified as Level 1 on the fair value hierarchy.

Any profit or loss arising from the sale of these securities, or the revaluation at reporting dates, is recorded to the consolidated statement of income (loss) and other comprehensive income (loss).  As the marketable securities are held for trading purposes and not as part of a strategic investment, they are expected to be liquidated within a twelve-month period and are classified as a current asset on the statement of financial position.

Financial instruments

Cash and cash equivalents, restricted cash, receivables, accounts payable and accrued liabilities, and debt securities issued are initially recognized when they are originated. All other financial assets and financial liabilities are initially recognized when the Company becomes a party to the contractual provisions of the instrument.

The Company recognizes all financial assets initially at fair value and classifies them into one of the following measurement categories: FVTPL, fair value through other comprehensive income or amortized cost, as appropriate.

Financial liabilities are initially recognized at fair value and classified as either FVTPL or amortized cost, as appropriate.

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

At each reporting date, the Company assesses whether there is objective evidence that a financial asset has been impaired.

The Company had made the following classification of its financial instruments:

Financial assets or liabilities, accrued interest and lease liability	Measurement Category
Cash and cash equivalents	Amortized Cost
Restricted cash	Amortized Cost
Receivables	Amortized Cost
Marketable securities	FVTPL
Account payable and accrued liabilities	Amortized Cost
Convertible notes payable	FVTPL
Government loan payable	Amortized Cost
Warrants	FVTPL
Royalty	Amortized Cost

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(expressed in thousands of Canadian dollars)

Financial instruments measured at fair value are classified into one of the three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly;

Level 3 – Inputs that are not based on observable market data.

Exploration and Evaluation Assets

The acquisition costs of mineral property interests have been capitalized as exploration and evaluation assets within the Company’s financial statements. Subsequent exploration and evaluation costs are expensed until the property to which they relate has demonstrated technical feasibility and commercial viability, after which costs are capitalized.

The acquisition costs include the cash consideration paid and the fair market value of any shares issued for mineral property interests being acquired or optioned pursuant to the terms of relevant agreements. When a partial sale of a mineral property occurs, if control is lost the asset is derecognized and there is a resultant gain or loss recorded to profit and loss in the period the transaction takes place. When all of the interest in a property is sold, subject only to any retained royalty interests which may exist, the accumulated property costs are derecognized, with any gain or loss included in profit or loss in the period the transaction takes place.

Management reviews its mineral property interests at each reporting period for indicators of impairment taking into consideration whether there has been a significant adverse change in the legal, regulatory, accessibility, title, environmental or political factors that could affect the property’s value; whether exploration activities produced results that are not promising such that no more work is being planned in the foreseeable future and management’s assessment of likely proceeds from the disposition of the property. If a property’s carrying value exceeds its recoverable amount through either not being recoverable, being abandoned, or considered to have no future economic potential, the acquisition and deferred exploration and evaluation costs are written down to their recoverable amount.

Should a project be put into production, the costs of acquisition will be amortized using the units-of-production method over the life of the project based on estimated economic reserves.

Property, Plant and Equipment

Plant and equipment are recorded at cost less accumulated depreciation and accumulated impairment losses. The cost of an asset includes the purchase price or construction cost, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, and borrowing costs related to the acquisition or construction of the qualifying assets.

Depreciation of plant and equipment commences when the asset is in the condition and location necessary for it to operate in the manner intended by management. Plant and equipment assets are depreciated using the straight-line method over the estimated useful life of the asset. Where an item of plant and equipment comprises of major components with different useful lives, the components are accounted for as separate items of plant and equipment. Depreciation is recognized in the consolidated statement of loss and comprehensive loss upon commercial production having been achieved.

At the date of the financial statements no plant and equipment assets are in use. The Company will assess the useful lives of the assets once they are put into use.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(expressed in thousands of Canadian dollars)

Development costs associated with bringing the Company’s Refinery to the location and condition necessary for it to be capable of operating in its intended manner are capitalized as property, plant and equipment costs.

Capital Long-Term Prepayments

For major equipment items where milestone payments are made during the manufacturing process, these costs are initially recorded as capital long-term prepayments. Once the piece of equipment is delivered to the Refinery site, the associated cost is then reclassified to property, plant and equipment costs.

Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. For such contracts, the Company recognizes a right-of-use (“ROU”) asset and a lease liability at the lease commencement date.

The ROU asset is initially measured at cost, which comprises of initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and any estimated costs to dismantle or restore the underlying asset, less any lease incentives received. ROU asset is subsequently depreciated using straight-line method over the lease term, or useful life of the underlying asset if a purchase option is expected to be exercised. ROU asset is presented as part of property, plant and equipment.

Lease liabilities are initially measured at the present value of the lease payments that are not paid at the commencement date and subsequently measured at amortized cost using the effective interest rate method.

Lease payments for short-term leases with a term of 12 months or less, leases of low-value assets, as well as leases with variable lease payments are recognized as an expense over the term of such leases.

Borrowing Costs

Borrowing costs are expensed as incurred except where they relate to the financing of construction or development of qualifying assets in which case they are capitalized as property, plant and equipment up to the date when the qualifying asset is ready for its intended use.

Majority of the proceeds from the convertible notes and the government grant are being utilized for the construction and expansion of the Refinery, which given its construction timeline of over a year, is a qualifying asset under IAS 23 Borrowing Costs.

Impairment

(i)	Financial assets

For financial assets measured at amortized cost, the impairment model under IFRS 9, Financial Instruments (“IFRS 9”), reflects expected credit losses. The Company recognizes loss allowances for expected credit losses and changes in those expected credit losses. At each reporting date, financial assets carried at amortized cost are assessed to determine whether they are credit-impaired. A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred. Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. The gross carrying amount of a financial asset is written off to the extent that there is no realistic prospect of recovery.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(expressed in thousands of Canadian dollars)

(ii)	Non-financial assets

Non-financial assets are evaluated at each reporting period by management for indicators that carrying value is impaired and may not be recoverable. When indicators of impairment are present the recoverable amount of an asset is evaluated at the CGU level, the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets, where the recoverable amount of a CGU is the greater of the CGU’s fair value less costs to sell and its value in use. An impairment loss is recognized in profit or loss to the extent that the carrying amount exceeds the recoverable amount.

Previously recognized impairment losses are evaluated at each reporting period for indication that an impairment loss recognized in prior periods for an asset may no longer exist or may have decreased. If such indication exists, the Company estimates the recoverable amount of that asset, and an impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Assets Held for Sale

Non-current assets, or disposal groups comprising assets and liabilities, are classified as held-for-sale if it is highly probably that they will be recovered primarily through sale rather than through continuing use. Such assets, or disposal groups, are generally measured at the lower of their carrying amount and fair value less costs to sell. Any impairment loss on a disposal group is allocated to the assets and liabilities on a pro rata basis. Impairment losses on initial classification as held-for-sale and subsequent gains and losses on remeasurement are recognized in profit or loss. Once classified as held-for-sale, property, plant, and equipment are no longer amortized or depreciated.

Share capital

Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects. Common shares issued for consideration other than cash, are valued based on the fair value of goods or services received.

Warrants classified as equity

Warrants classified as equity are recorded at fair value as of the date of issuance on the Company’s consolidated balance sheets and no further adjustments to their valuation are made.

Warrants classified as liabilities

Warrants classified as derivative liabilities and other derivative financial instruments require separate accounting as liabilities are recorded on the Company’s consolidated balance sheets at their fair value on the date of issuance and will be revalued on each subsequent balance sheet date until such instruments are exercised or expire, with any changes in the fair value between reporting periods recorded as other income or expense. Management estimates the fair value of these liabilities using option pricing models and assumptions that are based on the individual characteristics of the warrants or instruments on the valuation date, as well as assumptions for expected volatility, expected life, yield, and risk-free interest rate.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(expressed in thousands of Canadian dollars)

Share-based payment transactions

The Company has a long-term incentive plan that provides for the granting of options, deferred share units (“DSUs”), restricted share units (“RSUs”) and performance share units (“PSUs”) to officers, directors, consultants and related company employees to acquire shares of the Company.

(i)Stock options

The fair value of the options is measured on grant date and is recognized as an expense with a corresponding increase in reserves as the options vest. Options granted to employees and others providing similar services are measured on grant date at the fair value of the instruments issued. Fair value is determined using the Black-Scholes option pricing model considering the terms and conditions upon which the options were granted. The amount recognized as an expense is adjusted to reflect the actual number of stock options that are expected to vest. Each tranche in an award with graded vesting is considered a separate grant with a different vesting date and fair value. Each grant is accounted for on that basis.

Options granted to non-employees are measured at the fair value of the goods or services received, unless that fair value cannot be estimated reliably, in which case the fair value of the equity instruments issued is used. The value of the goods or services is recorded at the earlier of the vesting date, or the date the goods or services are received. On vesting, share-based payments are recorded as an operating expense and as reserves. When options are exercised, the consideration received is recorded as share capital. The related share-based payments originally recorded as reserves remain in reserves on either exercise or expiry of the underlying options.

(ii)Deferred, restricted and performance share units

DSUs, RSUs and PSUs are classified as equity settled share-based payments and are measured at fair value on the grant date. The expense for DSUs, RSUs and PSUs, to be redeemed in shares, is recognized over the vesting period, or using management’s best estimate when contractual provisions restrict vesting until completion of certain performance conditions, with a charge as an expense and a corresponding increase in reserves as the instrument vests. Upon exercise of any DSUs, RSUs, and PSUs, the grant date fair value of the instrument is transferred to share capital.

Environmental rehabilitation

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration, development or ongoing production of a mineral property interest. The estimated costs arising from the future decommissioning of plant and other site preparation work, discounted to their net present value where material, are determined, and capitalized at the start of each project to the carrying amount of the asset, as soon as the obligation to incur such costs arises. Discount rates, using a pretax rate that reflect the time value of money and risks specific to the liability, are used to calculate the net present value. Costs are charged against profit or loss over the economic life of the related asset, through amortization of the asset retirement obligation using either the unit-of-production or the straight-line method. The related liability is adjusted at each period-end with changes related to the unwinding of the discount rate accounted for in profit or loss and changes related to the current market-based discount rate or the amount or timing of the underlying cash flows needed to settle the obligation accounted for as an adjustment to the related rehabilitation asset.

Income taxes

Income tax expense is comprised of current and deferred taxes. Current tax and deferred tax are recognized in profit or loss, except to the extent that they relate to items recognized directly in equity or equity investments.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(expressed in thousands of Canadian dollars)

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority for the same taxable entity. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related income tax benefit will be realized.

Income / Loss per share

The Company presents basic and diluted income/loss per share (“LPS”) data for its common shares. Basic LPS is calculated by dividing the income/loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period, adjusted for own shares held. Diluted LPS is determined by adjusting the loss attributable to common shareholders and the weighted average number of common shares outstanding, adjusted for own shares held and for the effects of all dilutive potential common shares related to outstanding stock options and warrants issued by the Company. In a period of losses, the warrants, options and non-vested RSUs, PSUs and DSUs are excluded for the determination of dilutive net loss per share because their effect is anti-dilutive.

On April 13, 2022, the Company had completed a share consolidation on the basis of one new post-consolidation common share for every 18 pre-consolidation common shares. Therefore, loss per share for the year ended December 31, 2022 has been calculated based on post-consolidation shares.

Operating Segments

The Company’s Chief Operating Decision Maker reviews operating results and assesses performance for the Refinery and exploration and evaluation activities on a separate basis, and therefore, the Refinery and exploration and evaluation assets both meet the definition of a segment. Upon the decision to move into the full development stage of the Refinery, this business unit is now likely to earn revenue and incur expenses that are separate and discrete from the rest of the Company. The Company’s operating segments are as follows:

●	Refinery
●	Exploration and Evaluation assets

Related Party Transactions

Parties are related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities and include directors and key management of the Company and its parent. A transaction is a related party transaction when there is a transfer of resources, services or obligations between related parties.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(expressed in thousands of Canadian dollars)

Government Loans

The Company received funding from the Federal Government of Canada in the form of non-interest-bearing loans. The Company records the present value of these loans, assuming a market rate of interest, as a liability in accordance with IFRS 9 Financial Instruments. The difference between the funding received and the present value of the loan is the benefit provided by the below market interest rate and is recorded as government grant liability. This is amortized to income over the life of the Refinery asset to which the funding related to.

The funding from the Federal Government of Canada is received as a proportion of construction costs incurred. Therefore, future funding is dependent on the project construction, once it is re-commenced.

Government Grant

The Company received funding from the Ontario Government in the form of a non-repayable grant. The contributions are made as a reimbursement of a portion of Refinery construction costs incurred. The Company records government grant as a liability. This is amortized to income over the life of the Refinery asset to which the funding related to.

3.Recently Adopted and Issued Not Yet Effective Accounting Standards

Insurance contracts

In May 2017, the IASB published Insurance contracts, IFRS 17 establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts within the scope of the standard.  The objective of IFRS 17 is to ensure that an entity provides relevant information that faithfully represents those contracts.  This information gives a basis for users of financial statements to assess the effect that insurance contracts have on the entity’s financial position, financial performance and cash flows.  The adoption of this amendment did not have an impact on the Company’s consolidated financial statements.

Deferred tax related to assets and liabilities arising from a single transaction

In May 2021, the IASB published a narrow scope amendment to IAS 12 – Income Taxes. In September 2022, IAS 12 was revised to reflect this amendment. The amendment narrowed the scope of the recognition exemption so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences such as deferred taxes on leases and decommissioning obligations. The amendment is effective for annual periods beginning on or after January 1, 2023 and applied retrospectively. The adoption of this amendment did not have an impact on the Company’s consolidated financial statements.

Definition of Accounting Estimates

On February 12, 2021, the IASB issued Definition of Accounting Estimates (Amendments to IAS 8). The amendments require the disclosure of material accounting policy information rather than disclosing material accounting policies and clarifies how to distinguish changes in accounting policies from changes in accounting estimates. The amendment is effective for annual periods beginning on or after January 1, 2023. The adoption of the new standard did not impact the consolidated financial statements of the Company.

Disclosure of Accounting Policies

On February 12, 2021, the IASB issued Disclosure Initiative – Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements). The amendments help companies provide useful accounting policy disclosures.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(expressed in thousands of Canadian dollars)

The amendment is effective for annual periods beginning on or after January 1, 2023. The adoption of the new standard did not impact the consolidated financial statements of the Company.

International Tax Reform

Pillar Two Model Rules. Amendments to IAS 12 Income Taxes were issued to give entities temporary mandatory relief from accounting for deferred taxes arising from the Organization for Economic Co-operation and Development’s international tax reform. The amendments became effective upon issuance, except for certain disclosure requirements which become effective for annual reporting periods beginning on or after January 1, 2023. The adoption of the new standard did not impact the financial statements of the Company.

Classification of liabilities as current or non-current

In October 2022, the IASB issued classification of liabilities as current or non-current, which made amendments to IAS 1 – Presentation of financial statements.  The amendment clarifies that only covenants with which an entity is required to comply on or before the reporting date affect the classification of a liability as current or non-current.  In addition, an entity has to disclose information in the notes that enables users of financial statements to understand the risk that non-current liabilities with covenants could become repayable within twelve months.  Classification is unaffected by the expectations of the Company will exercise its right to defer settlement of a liability.  Lastly, the amendment clarifies that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services.

The Company is currently in the process of determining the impact of the amendment and will determine if debt may be classified as a current liability upon adoption.

Other accounting standard issued but not yet effective

The following new and amended standard is not expected to have a significant impact on the Company’s financial statements.

●	Lease Liability in a Sale and Leaseback (Amendment to IFRS 16 Leases) – effective January 1, 2024.

4.Significant Accounting Judgments and Estimates

The preparation of the Company’s financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes may differ significantly from these estimates.

Judgments and estimates that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(expressed in thousands of Canadian dollars)

●	Refinery Asset

The net carrying value of the Refinery asset is reviewed regularly for conditions that suggest potential indications of impairment. The review requires significant judgment. Factors considered in the assessment of asset impairment include, but are not limited to, whether there has been a significant adverse change in the technological, market, economic or legal environment in which the entity operates; and internal indicators that the economic performance of the asset will be worse than expected.

●	Exploration and Evaluation Assets

The net carrying value of each mineral property is reviewed regularly for conditions that suggest potential indications of impairment. This review requires significant judgment. Factors considered in the assessment of asset impairment include, but are not limited to, whether there has been a significant adverse change in the legal, regulatory, accessibility, title, environmental or political factors that could affect the property’s value; whether exploration activities produced results that are not promising such that no more work is being planned in the foreseeable future and management’s assessment of likely proceeds from the disposition of the property.

●	Financial Derivative Liability

The Financial Derivative Liability values relating to convertible note and US dollar denominated warrants involve significant estimation. The fair value of financial derivative liability was determined at inception and is reviewed and adjusted on a quarterly basis or when conversions take place. Factors considered in the fair value of the financial derivative liability are risk free rate, the Company’s share price, equity volatility, and credit spread, refer to Note 20.

●	Environmental Rehabilitation

Management’s determination of the Company’s decommissioning and rehabilitation provision is based on the reclamation and closure activities it anticipates as being required, the additional contingent mitigation measures it identifies as potentially being required and its assessment of the likelihood of such contingent measures being required, and its estimate of the probable costs and timing of such activities and measures. Significant estimations must be made when determining such reclamation and closure activities and measures required and potentially required.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(expressed in thousands of Canadian dollars)

5.Property, Plant and Equipment and Capital Long-Term Prepayments

	Property,
	Plant and	Construction in	Right-of-
Cost	Equipment	Progress	use Assets	Total
January 1, 2022	$5,433	$5,015	$—	$10,448
Additions during the year	556	57,085	301	57,942
Transfers from capital long-term prepayments	—	13,948	—	13,948
Balance December 31, 2022	$5,989	$76,048	$301	$82,338
Additions during the year	—	16,942	—	16,942
Transfers from capital long-term prepayments	—	3,968	—	3,968
Impairment	—	(51,884)	—	(51,884)
Balance December 31, 2023	$5,989	$45,074	$301	$51,364

	Property,
	Plant and	Construction	Right-of-
Accumulated Depreciation	Equipment	in Progress	use Assets	Total
January 1, 2022	$2	$—	$—	$2
Change for the year	8	—	40	48
Balance December 31, 2022	$10	$—	$40	$50
Change for the year	—	—	56	56
Balance December 31, 2023	$10	$—	$96	$106

Net Book Value
Balance December 31, 2022	$5,979	$76,048	$261	$82,288
Balance December 31, 2023	$5,979	$45,074	$205	$51,258

Most of the Company’s property, plant, and equipment assets relate to the Refinery located near Temiskaming Shores, Ontario, Canada. The carrying value of property, plant, and equipment is $51,258 (December 31,2022 - $82,288), all of which is pledged as security for the 2028 Notes (Note 13).

During the year ended December 31, 2023, an impairment charge was recognized on the Refinery in Ontario. On October 23, 2023, the Company released updated economics and capital spending estimates leading to the impairment charge. The impairment loss of $49,743 was determined based on the recoverable amount of the Refinery CGU that was based on value in use, assuming that commercial production will commence in 2026, and applying a discount rate of 20%. The recoverable amount of the Refinery CGU was determined as $44,899. In addition, costs of $2,141 related to the black mass program were included in the impairment charge.

Capitalized development costs for the year ended December 31, 2023 totaled $14,801 (December 31, 2022 - $64,080) of which capitalized borrowing costs were $2,781 (December 31, 2022 - $6,954).

No depreciation has been recorded for the Refinery in the current year (December 31, 2022 - $Nil) as the asset is not yet in service. The minor depreciation relates to mobile assets in use at Iron Creek.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(expressed in thousands of Canadian dollars)

Right-of-use asset relate to office lease which the Company entered into during 2022. Refer to Note 14.

Capital long-term
prepayments
January 1, 2022	$6,631
Additions during the year	10,404
Transfers to property, plant and equipment	(13,948)
Balance December 31,2022	$3,087
Additions during the year	881
Transfers to property, plant and equipment	(3,968)
Balance December 31,2023	$—

Capital long-term prepayments relate to payments for long-term capital contracts made for Refinery equipment purchases that have not yet been received by the Company as of December 31, 2023, all of which are pledged as security for 2028 Notes (Note 13). The prepayments mainly relate to milestone payments to vendors for the cobalt crystallizer and the solvent extraction equipment being manufactured for the Refinery.

6.Exploration and Evaluation Assets

	Balance			Reclassification to	Balance
	January 1,	Foreign	Impairment	Held for Sale	December 31,
	2023	Exchange	Reversal	(Note 8)	2023
Iron Creek, USA	$87,693	$(2,059)	$—	$—	$85,634
Total	$87,693	$(2,059)	$—	$—	$85,634

		Acquisition
		Costs
	Balance	before		Reclassification to	Balance
	January 1,	impairment	Impairment	Held for Sale	December 31,
	2022	reversal	Reversal	(Note 8)	2022
Iron Creek, USA	$87,661	$32	$—	$—	$87,693
Cobalt Camp, Ontario	—	—	1,338	(1,338)	—
Total	$87,661	$32	$1,338	$(1,338)	$87,693

All of the Iron Creek mineral properties are pledged as security for the Convertible Notes issued on February 13, 2023 (Note 13). Upon successful commissioning of the Refinery, the Iron Creek mineral properties will be released from the Convertible Notes security package.

Certain claims relating to the Iron Creek properties were acquired by the Company against earn-in and option agreements entered with the original owners of such claims. These agreements provide a working interest in the property to the Company, upon making certain milestone payments and/or incurring certain expenditures on the property. The claims are also subject to future net smelter royalty (NSR) payments.

Per Note 8, the Company entered into an agreement with Kuya Silver Corp (“Kuya”) in December 2022 to grant Kuya the right to acquire 100% interest in its remaining assets in the Canadian Cobalt Camp consisting of Keely-Frontier patents (“Cobalt Camp”) as well as their associated asset retirement obligations for $1,000. This transaction was completed in January 2023, The Company had previously recognized an impairment loss on the Canadian Cobalt Camp assets but the arrangement with Kuya provided objective evidence of the market value of the Cobalt Camp. Therefore, the Company has estimated the fair

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(expressed in thousands of Canadian dollars)

value of the Cobalt Camp assets to be $1,338 at December 31, 2022 and recorded an impairment reversal with corresponding increase to exploration and evaluation assets, which was then transferred to assets held for sale.

7.Marketable Securities

Marketable securities represent Kuya Silver Corp (“Kuya”) shares held by the Company. The Kuya shares were acquired via the Kerr Assets sale on February 26, 2021 and January 31, 2023 described below (“2023 Sale”). The total value of marketable securities at December 31, 2023 was $595(December 31, 2022 - $433). These shares were marked-to-market at December 31, 2023 resulting in a net loss of $253 being recorded during the year ended December 31, 2023 (December 31, 2022 – loss of $589).

On January 31, 2023, the Company completed the sale of the remaining assets of Canadian Cobalt Camp consisting of Keely-Frontier patents (“Cobalt Camp”) which Kuya did not own, as well as their associated asset retirement obligations. These assets and associated asset retirement obligations were classified as assets and liabilities held for sale at December 31, 2022. To complete the sale, Kuya issued to the Company 3,108,108 shares at a deemed price of $0.37 per share (being the share price equivalent to the VWAP prior to issuance) comprised of 2,702,703 shares as consideration for the $1,000 sale price (classified as disposal group held for sale by the Company at December 31, 2022) and an additional 405,405 to settle $150 of payables to the Company. Kuya had also entered into a royalty agreement with the Company whereby it will grant the Company a two percent royalty on net smelter returns from commercial products derived from the remaining assets. The Company will retain a right of first offer to refine any base metal concentrates produced from the assets at the Company’s Ontario refinery.

8.Disposal Group Held for Sale

The Company had previously recognized an impairment loss on the Canadian Cobalt Camp assets in 2019 due to no further exploration work being planned and wrote down the asset to a nominal value. The arrangement with Kuya in December 2022 and closing of sale in January 2023 provided objective evidence of the market value of the Cobalt Camp. This represented an impairment reversal indicator under IAS 36 as there were now observable indications as to the assets’ value, the Company has therefore re-estimated the recoverable amount of the Cobalt Camp assets. Based on the consideration agreed, the Company has estimated the fair value of the Cobalt Camp assets to be $1,338 as at December 31, 2022. A reversal of previously recorded impairment charges was booked at December 31, 2022 to bring the book value of the Cobalt Camp assets to this amount.

Accordingly at December 31, 2023, these assets and liabilities were presented as a disposal group held for sale of $nil and at December 31, 2022 of $1,000, of which $1,338 as assets and $338 as asset retirement obligation. There were no cumulative income or expenses included in OCI relating to the disposal group.

The non-recurring fair value measurement in 2022 for the disposal group of $1,000 was categorized as a Level 3 fair value.

9.Receivables

Receivables comprise primarily of HST refunds due to the Company in the amount of $1,081 (December 31, 2022 - $3,079).

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(expressed in thousands of Canadian dollars)

10.Accounts Payable and Accrued Liabilities

	December 31,	December 31,
	2023	2022

Accounts payable and accrued liabilities	$8,828	$18,850
Withholding tax liability	—	14
	$8,828	$18,864

Accounts payable and accrued liabilities comprise primarily of trade payables incurred in the normal course of business and mainly relate to the development of the Refinery. Included in accrued liabilities are amounts totalling $78 (December 31, 2022 - $389) due to related parties (Note 25) related to compensation.

11.Asset Retirement Obligations

The Refinery had a formal closure plan filed with the Ministry of Northern Development, Mines, Natural Resources and Forestry (NDMNRF). In January 2022, the Company formally filed a new closure plan which incorporates its expansion plans for the site as well as updates to costs associated with current disturbances. This closure plan was accepted by the Ministry in March 2022 and further updates were accepted and finalized in November 2022. As at December 31, 2023, the estimated cost of closure is $3,142. The Company maintains a surety bond for $3,450 as financial assurance based on the October 2021 closure plan.

The full estimated closure cost in the new closure plan incorporated a number of new disturbances that have yet to take place, such as new roadways, new chemicals on site, and a new tailings area. The new closure plan also included cost updates relating to remediating disturbances that existed at December 31, 2023. Based on the new closure plan and the infrastructure and disturbances that existed at December 31, 2023, the Company updated its estimate of the present value of reclamation activities for the Refinery. The following assumptions were used to calculate the asset retirement obligation:

●	Discounted cash flows of $3,126 (December 31, 2022 - $1,932)
●	Closure activities date of 2037 (December 31, 2022 – 2036)
●	Risk-free discount rate of 3.98% (December 31, 2022 – 3.31%)
●	Long-term inflation rate of 3.0% (December 31, 2022 – 2.5%)

During the year ended December 31, 2023, the asset retirement obligation was increased by $1,336 (December 31, 2022 - $116) due to a revised estimates of closure cost activities for current Refinery infrastructure, offset by change in estimate of discounted cash flows and liabilities transferred to held for sale (Note 8). The continuity of the asset retirement obligation at December 31, 2023 and 2022 is as follows:

	December 31,	December 31,
	2023	2022
Balance at January 1	$1,790	$1,674
Change in estimate from discounting	126	(274)
Change in estimate of costs	1,210	728
Transferred to held for sale (Note 8)	—	(338)
Balance at December 31	$3,126	$1,790

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(expressed in thousands of Canadian dollars)

12.Long-Term Government Loan Payable and Government Grant

On November 24, 2020, the Company had entered into a contribution agreement with the Ministry of Economic Development and Official Languages as represented by the Federal Economic Development Agency for Northern Ontario (“FedNor”) for up to a maximum of $5,000 financing related to the recommissioning and expansion of the Refinery in Ontario. The contribution was to be in the form of debt bearing a 0% interest rate and funded in proportion to certain Refinery construction activities.

Once construction is completed, the cumulative balance borrowed will be repaid in 19 equal quarterly instalments starting on June 30, 2026. The funding is provided pro rata with incurred Refinery construction costs, with all other conditions required for the funding having been met. The loan is discounted using a market rate of 7% with the resulting difference between the amortized cost and cash proceeds recognized as Government Grant.

On November 30, 2020, the Company had entered into a separate contribution agreement with the Northern Ontario Heritage Fund Corporation (“NOHFC”) for up to a maximum of $5,000 financing related to recommissioning and expansion of the Refinery in Ontario. The contribution was to be in the form of a non-repayable grant. Contributions will be made as a reimbursement of a portion of the Refinery construction costs incurred.

The following table sets out the balances of Government Loans and Government Grant received at December 31, 2023 and December 31, 2022.

	Government Loan	Government Grant	Total
Balance at January 1, 2022	$1,000	$—	$1,000
FedNor loan - February 2022	1,579	—	1,579
FedNor - March 2022	938	—	938
FedNor - April 2022	1,216	—	1,216
NOHFC grant - June 2022	—	165	165
Allocation to government grant	(956)	956	—
Balance at December 31, 2022	$3,777	$1,121	$4,898
FedNor loan (Nickel Study) - February 2023	250	—	250
Accretion	272	(272)	—
Balance at December 31, 2023	$4,299	$849	$5,148

There were no transaction costs incurred in setting up the contribution agreement.

The Company received approval for a $5,000 investment from the Government of Canada towards the construction of the Company’s refinery in December 2023, of which $4,000 was received subsequent to year end. The investment was provided in the form of a grant from the Federal Economic Development for Northern Ontario.

13.Convertible Note Arrangement

On February 13, 2023, the Company completed subscription agreements with certain institutional investors in the United States with respect to $68,049 (US$51,000) principal amount of 8.99% senior secured notes due February 2028 (“2028 Notes”). The initial conversion rate of the Notes is 403.2140 Common Shares per US$1,000 principal amount of Notes (equivalent to an initial conversion price of approximately US$2.48 per Common Share) subject to certain adjustments set forth in the Note Indenture (the “Conversion Price”). The Notes bear interest at 8.99% per annum, payable in cash semi-annually in arrears in February and August of each year and mature in February 2028. During the first 12 months of the term of the Notes, the Company may pay interest through the issuance of Common Shares at an increased annual interest rate of 11.125%. In the event the Company achieves a third-party green bond designation during the term of the Note Indenture, the interest rate on

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(expressed in thousands of Canadian dollars)

future cash interest payments shall be reduced to 8.75% per year and the interest rate of future interest paid through the issuance of Common Shares shall be reduced to 10.75% per year.

The investors in the offering also received an aggregate of 10,796,054 warrants to purchase common shares in the Company. The Warrants are exercisable for five years at an exercise price of US$2.48, subject to certain adjustments. The warrants were subsequently re-priced to $1.00. See Note 26 (a),

Upon early conversion of the 2028 Notes, the Company will make an interest make whole payment equal to the lesser of the two years of interest payments or interest payable to maturity, which may be made in cash or shares at the Company’s discretion. The investors also received a royalty (the “Royalty”) of (i) 0.6% on “Operating Revenue” from the sale of all cobalt produced from the Refinery payable in the first twelve months following a defined threshold of commercial production, where “Operating Revenue” consists of revenue from the Refinery less certain permitted deductions; and (ii) 0.6% on all revenue from sales of cobalt generated from the Refinery in the second to fifth years following the commencement of commercial production. Royalty payments under the royalty agreements are subject to a cumulative cap of US$6 million.

The Company used a portion of the proceeds of the 2028 Notes offering to purchase all of the outstanding convertible notes consisting of US$36 million of existing 6.95% senior secured notes due December 2026 (“2026 Notes”) for cancellation at par, as well as to pay accrued and unpaid interest on the 2026 Notes through the closing date of the 2028 Notes offering for US$51,000 ($68,049). The net proceeds were $20,013, before interest payment of $1,656 and transaction costs of $2,340 (Note 13). As the terms of the 2028 Notes are substantially different from the 2026 Notes, the Company accounted for the 2026 Notes as an extinguishment of the original financial liability and recognized a new financial liability for the 2028 Notes. The extinguishment of 2026 Notes and recognition of 2028 Notes resulted in a loss of $18,727 (Note 13) as determined below.

		Financial
	Convertible	Derivative
	Notes Payable	Liability	Total
Balance at January 1, 2022	$22,541	$37,715	$60,256
Effective interest	6,954	—	6,954
Foreign exchange loss	2,728	—	2,728
Interest payment	(3,183)	—	(3,183)
Gain on fair value derivative revaluation	—	(27,686)	(27,686)
Portion de-recognized due to conversions	(2,078)	(3,355)	(5,433)
Less: Accrued interest	(1,300)	—	(1,300)
Balance at December 31, 2022	$25,662	$6,674	$32,336
Effective interest	914	—	914
Foreign exchange loss	(22)	—	(22)
Loss on fair value derivative re-valuation	—	5,076	5,076
Less: Accrued interest	(356)	—	(356)
Balance at February 13, 2023	$26,198	$11,750	$37,948
Proceeds from 2028 Notes			20,013
Fair value used to settle 2026 Notes			57,961
Fair value of 2028 Notes			74,348
Loss before transaction costs			(16,387)
Transaction costs			(2,340)
Loss on extinguishment of 2026 Notes and recognition of 2028 Notes			$(18,727)

The 2028 Notes contains components of Convertible Notes, Warrants, and a Royalty. Based on the 2028 Notes agreements, these components are separately exercisable hence the Company has accounted for each as a freestanding financial instrument

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(expressed in thousands of Canadian dollars)

and initially recorded these components at fair value. They have been recorded as derivative liabilities until they are elected to conversion to common shares.

As at initial recognition on February 13, 2023, the embedded derivatives were fair valued using the finite difference valuation method with the following key assumptions:

●	Risk free rate at February of 3.96% based on the US dollar zero curve;
●	Equity volatility at February 13, 2023 of 56% based on an assessment of the Company’s historical volatility and the estimated maximum a third-party investor would be willing to pay for;
●	An Electra share price at February 13, 2023 of $2.23 reflecting the quoted market prices; and
●	A credit spread at February 13, 2023 of 28.9%.

For the year ended December 31, 2023, the embedded derivatives were fair valued using the finite difference valuation method with the following key assumptions:

●	Risk free rate at December 31, 2023 of 3.85% (December 31, 2022 – 4.2%) based on the US dollar zero curve;
●	Equity volatility at December 31, 2023 of 62% (December 31, 2022 – 54%) based on an assessment of the Company’s historical volatility and the estimated maximum a third-party investor would be willing to pay for;
●	An Electra share price at December 31, 2023 of $0.365 (December 31, 2022 - $2.25) reflecting the quoted market prices; and
●	A credit spread at December 31, 2023 of 27.8% (December 31, 2022 – 30.5%).

The following table sets out the details of the Company’s financial derivative liability related to embedded derivatives in the 2026 and 2028 Notes as of December 31, 2023 and December 31, 2022:

	Convertible
	Notes
	Payable	Warrants	Royalty	Total
Balance at January 1, 2023	$—	$—	$—	$—
Initial recognition at fair value	60,108	13,519	721	74,348
Balance at February 13, 2023	60,108	13,519	721	74,348
Portion de-recognized due to conversions	(840)	—	—	(840)
Revaluation to fair value	(18,685)	(12,073)	—	(30,758)
Foreign exchange gain	(482)	(25)	(9)	(516)
Accretion	—	—	146	146
Balance at December 31, 2023	$40,101	$1,421	$858	$42,380

For the years ended December 31, 2023, and 2022, the Company incurred the following finance costs relating to 2026 Notes and 2028 Notes.

	December 31,	December 31,
	2023	2022
Gain (loss) on financial derivative liability - 2026 Notes	$(5,076)	$27,686
Loss on extinguishment of 2026 Notes and recognition of 2028 Notes	(18,727)	—
Fair value gain on convertible notes payable and warrants	30,758	—
Other	(272)	—
Balance at December 31	$6,683	$27,686

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(expressed in thousands of Canadian dollars)

The 2028 Notes are secured by a first priority security interest (subject to customary permitted liens) in substantially all of the Company’s assets, and the assets and/or equity of the secured guarantors. The 2028 Notes are subject to customary events of default and basic positive and negative covenants. The Company is required to maintain a minimum liquidity balance of US$2,000 under the terms of the 2028 Notes.

14.Lease

The Company leases an office space, which runs for a period of 5 years with an option to renew for an additional 5 years for fair market rent for comparable buildings.

Right-of-use assets

	December 31,	December 31,
Office space	2023	2022
Balance at January 1	$261	$—
Additions to right-of-use	—	301
Depreciation	(56)	(40)
Balance at December 31	$205	$261

Right-of-use assets related to leased office is presented as property, plant and equipment (see Note 4).

Lease liabilities

	December 31,	December 31,
	2023	2022
Balance at January 1	$218	$242
Lease interest	13	10
Lease repayment	(49)	(34)
Change in discount rate	(7)	—
Balance at December 31	$175	$218

The office lease also requires the Company to make additional payments for the Company’s proportionate share of operating costs including property taxes, utilities, and other operating expenses. These costs are variable and not included in the calculation of right-of-use asset or lease liability.

15.Shareholder’s Equity

a.	Authorized Share Capital

The Company is authorized to issue an unlimited number of common shares without par value. As at December 31, 2023, the Company had 55,851,327 (December 31, 2022: 35,185,977) common shares outstanding.

b.	Issued Share Capital

During the year ended December 31, 2023, the Company issued common shares as follows:

●	On August 11, 2023, the Company completed a private placement for gross proceeds of $21,500 (net proceeds of $19,960), consisting of a brokered placement for $16,500 and a non-brokered placement for $5,000 (the “Offering”). Under the terms of the Offering, the Company issued 19,545,454 units, at a price of $1.10 per unit. Each unit consists

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(expressed in thousands of Canadian dollars)

of one common share of the Company and one common share purchase warrant. Each warrant entitles the holder thereof to purchase one common share at a price of $1.74 at any time on or before August 11, 2025. As consideration for services under the brokered Offering, the Company paid to the agents a cash commission of $445 equivalent to 6% of gross proceed of brokered placement and issued to the agents 900,000 non-transferable broker warrants of the Company entitling the holder to acquire one common share at a price of $1.10 at any time on or before August 11, 2025. The broker warrants were measured based on the fair value of the warrants issued as the fair value of the consideration for the services cannot be estimated reliably
●	The Company made an interest payment of $795 (US$591) to a convertible noteholder, which was settled by issuing 660,800 common shares at an average price of $1.20 (US$0.89). There were no significant transaction costs incurred in relation to this transaction.
●	$840 (US$626) of convertible notes were converted by noteholders which resulted in the Company issuing a total of 302,411 common shares. The Company also made interest make-whole payments to the noteholders upon conversion totaling $158 (US$135) which was settled by issuing 66,132 common shares. There were no significant transaction costs incurred in relation to the conversions.
●	The Company issued 77,500 common shares at a market price of $2.32 to the placement agent for 2028 Notes to settle $240 of transaction costs.
●	The Company issued 3,053 common shares for the exercise of restricted share units.
●	The Company issued 10,000 common shares (at issue price of $0.74) for an easement obtained on lands adjacent to the Company’s refinery facilities for the purpose of installing, operating and maintaining certain electrical works servicing water pumping facilities at the refinery.

During the year ended December 31, 2022, the Company issued common shares as follows:

●	On November 15, 2022, the Company completed a best-efforts, overnight-marketed offering by issuing 2,345,000 Units at a Unit price of US$2.35 per Unit for gross proceeds of $7,343 (US$5,511). Each Unit consisted of one common share in the share capital of the Company and one full common share purchase warrant (each full warrant a “Warrant”). Each Warrant entitles the holder thereof to purchase one additional common share at a price of US$3.10 for a period of three years. The transaction costs associated with the issuance were $433 (US$325) in cash and an additional 138,150 Broker Warrants to purchase 138,150 Broker Warrant Units (consisting of one common share and one Warrant) at any time over the next three years after closing date of the Offering.
●	356,156 common shares from the exercise of warrants, options, deferred share units, restricted share units and performance share units. The total proceeds from the warrant exercises were $970 at an exercise price of $3.78, option exercises were $140 at an exercise price at $2.52.
●	720,865 common shares at an average price of $5.13 per share for gross proceeds of approximately $3,701 under its ATM Program. The transaction costs associated with these issuances were $92, which reflect commissions paid to CIBC Capital Markets and SEC fee.
●	US$3,500 of 2026 Notes were converted by Noteholders which resulted in the Company issuing a total of 789,103 common shares. The Company also made interest make-whole payments to the Noteholders upon conversion totalling US$485. There were no significant transaction costs incurred in relation to the conversions.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(expressed in thousands of Canadian dollars)

16.Share based payments

Long-term incentive plan

The Company adopted a long-term incentive plan on December 2, 2021 (the “Plan”) whereby it can grant stock options, restricted share units (“RSUs”), Deferred Share Units (“DSUs”), and Performance Share Units (“PSUs”) to directors, officers, employees, and consultants of the Company.

Stock options generally vest in equal tranches over three years. The grant date fair value is determined using the Black-Scholes Option Pricing Model and this value is recognized as an expense over the vesting period. DSUs vest immediately but cannot be exercised until the holder ceases to be a Director or Officer of Electra. DSUs are valued based on the market price of the Company’s common shares on the grant date, with the full value expensed immediately. PSUs generally vest over an 18–24-month period if certain performance metrics have been achieved. They are valued based on the market price of the Company’s shares on the grant date and this value is expensed over the vesting period. RSUs generally vest over a 12–36-month period. They are valued based on the market price of the Company’s shares on the grant date and this value is expensed over the vesting period.

The maximum number of shares that may be reserved for issuance under the Plan is limited to 4,100,000 shares.

a.Stock Options

The changes in incentive stock options outstanding are summarized as follows:

		Number of shares
		issued or issuable
	Exercise price	on exercise
Balance at January 1, 2022	$5.94	834,351
Granted	4.66	461,162
Exercised	2.52	(55,554)
Expired	9.12	(247,999)
Balance at December 31, 2022	$4.95	991,960
Granted	$2.24	416,319
Expired	6.98	(296,852)
Forfeited / Cancelled	3.59	(338,859)
Balance at December 31, 2023	$3.50	772,568

During the year ended December 31, 2023:

●	The Company granted 416,319 stock options to employees under its long-term incentive plan. The options may be exercised within 5 years from the date of the grant at a price of $2.40 per share. The fair value of the options at the date of the grant was $577 using the Black-Scholes Option Pricing Model, assuming a risk-free rate of 3.37% to 4.15% per year, an expected life of 4 to 5 years, expected volatility based on historical prices in the range of 82.51% to 85.41%, no expected dividends and a share price range of $0.98 to $2.40.

During the year ended December 31, 2022:

●	The Company granted 461,162 stock options to employees under its long-term incentive plan. The options may be exercised within 5 years from the date of the grant at a price range of $3.21 to $5.76 per share. The fair value of the options at the date of the grant was $1,049 using the Black-Scholes Option Pricing Model, assuming a risk-free rate

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(expressed in thousands of Canadian dollars)

of 1.24% to 4.06% per year, an expected life of 2.5 to 4.87 years, an expected volatility in the range of 68.53% to 70.40%, no expected dividends and a share price range of $3.21 to $5.85.

Incentive stock options outstanding and exercisable (vested) at December 31, 2023 are summarized as follows:

	Options Outstanding			Options Exercisable

		Weighted	Weighted
	Number of	average	average	Number of	Weighted
	shares issuable	remaining life	exercise	shares issuable	average
Exercise price	on exercise	(Years)	price	on exercise	exercise price
$2.40	258,346	3.19	$2.40	—	$2.40
2.52	108,234	0.68	2.52	108,334	2.52
2.61	27,778	1.66	2.61	27,778	2.61
2.88	16,666	0.75	2.88	16,666	2.88
3.21	75,000	3.87	3.87	25,000	3.87
3.24	55,556	0.14	3.24	55,556	3.24
4.63	19,444	3.40	4.63	6,481	4.63
5.40	176,822	3.05	5.40	58,941	5.40
6.21	29,166	2.29	6.21	19,444	6.21
7.29	5,556	1.13	7.29	5,556	7.29
Total	772,568	1.97	$3.50	323,756	$3.59

During the year ended December 31, 2023, the Company expensed $513 (December 31, 2022 - $505) for options valued at share prices $2.40 to $6.21, as shared-based payment expense.

b.DSUs, RSUs and PSUs

Deferred Shares Units

The Company’s DSU plan transactions during the years ended December 31, 2023 and 2022 were as follows:

	December 31,	December 31,
Number of Units	2023	2022
Balance at January 1	235,312	176,331
Granted	418,177	71,474
Exercised	—	(12,493)
Expired	(37,326)	—
Balance at December 31	616,163	235,312

During the year ended December 31, 2023, the Company has expensed $586 (December 31, 2022 - $189) for DSUs, $79 (December 31, 2022 - $291) for PSUs, and $641 (December 31, 2022 - $297) for RSUs as shared-based payment expense.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(expressed in thousands of Canadian dollars)

Restricted Share Units

The Company’s RSU plan transactions during the years ended December 31, 2023 and 2022 were as follows:

	December 31,	December 31,
Number of Units	2023	2022
Balance at January 1	78,289	63,711
Granted	499,872	50,890
Exercised	(3,053)	(29,108)
Expired	(19,000)	(7,204)
Forfeited / Cancelled	(22,955)	—
Balance at December 31	533,153	78,289

Performance Share Units

The Company’s PSU plan transactions during the years ended December 31, 2023 and 2022 were as follows:

	December 31,	December 31,
Number of Units	2023	2022
Balance at January 1	63,889	87,500
Granted	—	18,057
Exercised	—	(28,474)
Expired	(29,860)	(13,194)
Balance at December 31	34,029	63,889

c.Warrants

Details regarding warrants issued and outstanding are summarized as follows:

Canadian dollar denominated warrants	Weighted
	average	Number of shares issued
	exercise price	or issuable on exercise
Balance at January 1, 2022	$7.53	1,274,785
Exercised warrants	3.78	(210,545)
Expired warrants	3.78	(83,213)
Balance at December 31, 2022	$8.66	981,027
Expired warrants	8.66	(981,027)
Issuance of warrant (Note 13)	1.71	20,445,454
Balance at December 31, 2023	$1.71	20,445,454

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(expressed in thousands of Canadian dollars)

United States dollar denominated warrants (US Warrant)	Weighted
	average	Number of shares issued or
	exercise price	issuable on exercise
Balance at January 1, 2022	$—	—
Issuance of warrant (Note 13)	US$3.10	2,483,150
Balance at December 31, 2022	$ US$3.10	2,483,150
Issuance of warrant (Note 13)	US$2.48	10,796,054
Balance at December 31, 2023	$ US$2.60	13,279,204

Total warrants
Balance at December 31, 2022		3,464,177
Balance at December 31, 2023		33,724,658

The expiry of warrants are as follows:

		Number of warrants	Weighted average
Grant date	Expiry date	outstanding	exercise price

November 15, 2022	November 15, 2025	2,483,150	US$3.10
February 13, 2023	February 13, 2028	10,796,054	US$2.48
August 11, 2023	August 11, 2025	20,445,454	$1.71
		33,724,658

On August 11, 2023, 19,545,454 warrants were issued to subscribers in the Company’s private placement (Note 15). The total value of $6,321 was recorded in reserves. The fair value of the warrants were estimated using the Black - Scholes Option Pricing Model assuming a risk - free interest rate of 4.68%, an expected life of 2 years, an expected volatility of 66.07%, no expected dividends, and a share price of $1.19. As part of the private placement, the Company issued 900,000 Broker Warrants as transaction costs. The Company recorded $990 in reserve, which was measured at fair value of services received.

On November 15, 2022, 2,345,000 warrants were issued to subscribers in the Company’s best-efforts, overnight-marketed offering. As Warrants issued are denominated in foreign currency that is different from the Company’s functional currency, the warrants are determined to be financial derivative liabilities and the total fair value of US$2,087 was recorded as such. The fair value of the warrants was estimated using the Monte Carlo Simulation Model assuming a risk-free interest rate of 4.172%, an expected volatility of 62.89%, share price of US$2.35, strike price of US$3.10.

As part of the November 15, 2022 Offering, 138,150 Broker Warrants Units (consisting of one common share and one warrant) were issued as transaction costs. The Broker Warrants are equity-settled and was issued for services received; hence the Company has recorded US$325 in reserve, which was measured at fair value of services received.

During the year ended December 31, 2022, 210,545 warrants of the Company were exercised for gross proceeds of $807. The Company issued a total of 2,483,150 share purchase warrants in conjunction with its November 2022 best - efforts, overnight - marketed offering. During the year ended December 31, 2022, a total of 83,213 warrants expired.

During the year ended December 31, 2023, the Company issued 10,796,054 warrants in conjunction with 2028 Notes (Note 13). No warrants were exercised during the year ended December 30, 2023. Total of 981,027 warrants expired during the year ended December 31, 2023.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(expressed in thousands of Canadian dollars)

17.Income Tax

Income tax reconciliation

The following table reconciles the expected income taxes expense (recovery) at the Canadian statutory income tax rates to the amounts recognized in the statements of operations for the year ended December 31, 2023 and 2022:

	December 31,	December 31,
	2023	2022
(Loss) income before income taxes	$(64,666)	$12,551
Statutory tax rate	26.5%	26.5%
Expected expense (recovery) at statutory rate	(17,136)	3,326
Tax rate difference	(1)	—
Permanent differences	107	(3,286)
Change in unrecognized deferred tax assets	17,699	(40)
True up	(170)	—
Share issuance costs	(515)	—
Other	16	—
Income tax expense (recovery)	$—	$—

The significant components of the Company’s deferred income tax assets (liabilities) are as follows:

	December 31,	December 31,
	2023	2022
Deferred tax liabilities:
Convertible notes payable	$(6,475)	$(5,659)
Property, plant and equipment	—	(2,933)
	$(6,475)	$(8,592)
Deferred tax assets:
Non-capital loss	$6,475	$6,823
Financial derivative liability	—	1,769
	6,475	$8,592
Deferred income tax assets / (liabilities)	$—	$—

Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax values. The unrecognized deductible temporary differences at December 31, 2023 and 2022 are as follows:

	December 31,	December 31,
	2023	2022
Non-capital loss carry-forwards	$51,652	$29,192
Exploration and evaluation properties	20,630	19,937
Property, Plant and Equipment	39,973	—
Capital loss carry forward	26,835	21,542
Other	10,683	11,445
Total unrecognized temporary differences	$149,773	$82,116

The capital loss of $26,835 (December 31, 2022 - $21,542) can be carried forward indefinitely and can only be realized against future capital gains.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(expressed in thousands of Canadian dollars)

The Company has the following unrecognized non-capital loss carryforwards of approximately $48,769 (December 31, 2022 – $52,576) which may be carried forward to apply against future year income tax for Canadian income tax purposes, subject to the final determination by taxation authorities, expiring in the following years:

	December 31,	December 31,
Year	2023	2022
2035	$—	$1,213
2036	—	4,069
2037	31	1,172
2038	361	7,453
2039	1,440	1,440
2040	3,402	7,109
2041	8,340	14,931
2042	14,318	15,189
2043	20,877	—
Total	$48,769	$52,576

The Company also has non-capital loss carryforwards of $521 and $2,361 to apply against future year income tax in Australia and the United States, respectively. The majority of these carry forward losses do not expire.

18.Other Non-Operating Income (Expense)

The Company’s Other Non-Operating Income (Expense) comprises the following for the years ended December 31, 2023 and 2022:

	December 31,	December 31,
	2023	2022
Foreign exchange gain (loss)	$1,485	$(780)
Interest (expense) income	(8,147)	328
Realized gain (loss) on marketable securities	90	(220)
Other non-operating (expense) income	100	11
Reversal of impairment (Note 8)	—	1,338
Year ended December 31	$(6,472)	$677

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(expressed in thousands of Canadian dollars)

19.Income (Loss) Per Share

The following table sets forth the computation of basic and diluted loss per share for the year ended December 31, 2023 and 2022:

	December 31,	December 31,
	2023	2022
Numerator
Net income (loss) for the year – basic	$(64,666)	$12,551
Gain on financial derivative liability	(6,683)	(27,686)
Net loss for the year - diluted	$(71,349)	$(15,135)
Denominator
Basic - weighted average number of shares outstanding	43,430,951	32,646,906
Effect of dilutive securities	—	8,116,480
Diluted - adjusted weighted average number of shares outstanding	43,430,951	40,763,386
Income (loss) Per Share - Basic	$(1.49)	$0.38
Loss Per Share – Diluted	$(1.49)	$(0.37)

The basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the year.

The diluted loss per share reflects the potential dilution of common share equivalents, such as outstanding stock options, and share purchase warrants, in the weighted average number of common shares outstanding during the year, if dilutive.

Share purchase warrants and stock options were excluded from the calculation of diluted weighted average number of common shares outstanding for the year ended December 31, 2023 and 2022 as the warrants and stock options were anti-dilutive.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(expressed in thousands of Canadian dollars)

20.Financial Instruments

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. Per Note 1, the Company does not have sufficient financial resources necessary to complete the construction and final commissioning of the Refinery and the Company is going through a planning and budgeting process to update the capital estimates and completion schedule associated with the Refinery. The Company attempts to ensure there is sufficient access to funds to meet ongoing business requirements, considering its current cash position and potential funding sources. Although the Company has historically been successful in obtaining financing in the past, there can be no assurances that the Company will be able to obtain adequate financing in the future. This represents a material uncertainty that casts substantial doubt on the Company’s ability to continue as a going concern. These consolidated financial statements do not include the adjustments to the amounts and classifications of assets and liabilities that would be necessary should the Company be unable to continue as a going concern. These adjustments may be material. The following are the contractual maturities of financial liabilities as at December 31, 2023, and December 31, 2022:

	As at December 31, 2023
	< 1 Year	Between 1 – 2 Years	>2 Years

Accounts payable and accrued liabilities	$8,828	$—	$—
Long-term government loan payable [1]	—	—	4,299
Convertible notes payable	—	—	67,453
Lease payable	122	125	160
Total	$8,950	$125	$71,912

The contractual liabilities relating to government loan payable assumes that repayment would begin on June 30, 2026 in 19 equal quarterly instalments (Note 12).

	As at December 31, 2022
	< 1 Year	Between 1 – 2 Years	>2 Years

Accounts payable and accrued liabilities	$18,864	$—	$—
Loan payable	3,436	3,445	6,589
Long-term government loan payable [1]	—	996	3,737
Convertible notes payable [1]	—	—	48,759
Lease payable	117	119	289
Total	$22,417	$4,560	$59,374

1 Amounts are based on contractual maturities of 2026 Notes and assumption that it would remain outstanding until maturity. Per Note 13, 2026 Notes were cancelled and replaced with 2028 Notes on February 13, 2023.

For 2023 and 2022 the Company assumed the notes will remain outstanding until maturity. If Noteholders convert prior to maturity, they would be entitled to a make-whole interest payment upon conversion. This payment cannot exceed the remaining coupon payments owing and thus the tables above present all interest payments to maturity, which represents the maximum possible cash outflow to the Company.

The contractual liabilities relating to government loan payable assumes that repayment would begin on March 1, 2024 in 19 equal quarterly instalments (Note 12).

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(expressed in thousands of Canadian dollars)

Fair Value

The Company’s financial instruments consisted of cash and cash equivalents, restricted cash, convertible notes payable, long-term government loan payable, warrants liability, and accounts payable and accrued liabilities. The fair values of cash and cash equivalents, restricted cash, prepaid expenses and deposits, receivables and accounts payable and accrued liability approximate their carrying values because of their current nature. The fair value of long-term government loan payables are estimated as $4,299 (December 31, 2022 - $3,558) utilizing a discounted cash flow calculation based on cash interest and principal payments and a 7% interest rate (December 31, 2022 – 9%) which would expected to be achieved on a standard debt arrangement.

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash and cash equivalents and restricted cash which are being held in with major Canadian banks that are high credit quality financial institutions as determined by rating agencies.

The Company’s receivables primarily consist of HST refund due from Canada Revenue Agency, hence there is no significant credit risk on receivables.

As at December 31, 2023, the Company’s maximum exposure to credit was the carrying value of cash and cash equivalents, restricted cash, and receivables.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the Company’s functional currency. The Company is exposed to foreign currency risk on fluctuations related to cash and cash equivalents, prepayments, accounts payable and accrued liabilities, derivative financial liabilities on warrants and its long-term debts that are denominated in US Dollars. The Company has not used derivative instruments to reduce its exposure to foreign currency risk nor has it entered into foreign exchange contracts to hedge against gains or losses from foreign exchange fluctuations. The following table indicates the foreign currency exchange risk on monetary financial instruments as at December 2023 and 2022 converted to Canadian Dollars:

As at December 31, 2023
USD denominated
expressed in CAD
Cash and cash equivalents	$385
Accounts payable and accrued liabilities	(1,686)
Interest accrual	(5,730)
Long-term convertible notes payable	(40,101)
Royalty	(858)
Financial derivative liability – Convertible Notes	(1,421)
Embedded derivative liability (US Warrant)	(7)
Total	$(49,418)

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(expressed in thousands of Canadian dollars)

As at December 31, 2022
USD denominated
expressed in CAD

Cash and cash equivalents	$2,561
Accounts payable and accrued liabilities	(1,264)
Interest accrual	(1,300)
Long-term convertible notes payable	(25,662)
Financial derivative liability – Convertible Notes	(6,674)
Embedded derivative liability (US Warrant)	(1,271)
Total	$(33,610)

During the year ended December 31, 2023, the Company recognized a loss of $696 on foreign exchange (December 31, 2022 – loss of $1,019). Based on the above exposures as at December 31, 2023, a 10% depreciation or appreciation of the US Dollar against the Canadian Dollar would result in a $3,610 decrease or increase in the Company’s net income before tax (2022 - $2,480).

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flow of a financial instrument will fluctuate because of changes in market interest rate. The Company’s debt with Glencore was extinguished during 2021 and the Company currently does not have any financial instruments that are linked to LIBOR, SOFR, or any form of a floating market interest rate. Therefore, changes in the market interest rate does not have an impact on the Company as at December 31, 2023.

21.Management of Capital

The Company’s objectives when managing capital are to ensure it has sufficient cash available to support its future Refinery expansion and exploration activities; and ensure compliance with debt covenants under the convertible notes arrangement.

The Company manages its capital structure, consisting of cash and cash equivalents, share capital and debt (convertible notes and loans), and will make adjustments to it depending on the funds available to the Company for its future Refinery expansion and exploration activities. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the size of the Company, is reasonable. Other than the minimum liquidity balance covenant under the convertible note arrangement, the Company is not subject to externally imposed capital requirements. The convertible notes arrangement does not impose any quantitative ratio covenants on the Company in the course of the normal construction and operation of its current assets.

22.Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described, as follows, based on the lowest-level input that is significant to the fair value measurement as a whole:

Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(expressed in thousands of Canadian dollars)

Level 2 — Quoted prices in markets that are not active or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

Level 3 — Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Assets and Liabilities Measured at Fair Value

The Company’s fair values of financial assets and liabilities were as follows:

	Carrying Value		December 31, 2023
	Fair value through
	profit or loss	Amortized cost	Level 1	Level 2	Level 3	Total Fair Value
Assets:
Cash and cash equivalents	$—	$7,560	$—	$—	$—	$7,560
Restricted cash	—	2,096	—	—	—	2,096
Receivables	—	1,081	—	—	—	1,081
Marketable securities	595	—	595	—	—	595
	$595	$10,737	$595	$—	$—	$11,332
Liabilities:
Accounts payable and accrued liabilities	$—	$8,828	$—	$—	$—	$8,828
Accrued interest	—	5,730	—	—	—	5,730
Long-term government loan payable	—	4,299	—	—	—	4,299
Convertible notes payable [1]		40,101	—	—	—	40,101
Warrants – Convertible Notes payable [1]	1,421	—	—	—	1,421	1,421
Royalty	—	—	—	—	858	858
Warrants derivative liability	7	—	—	—	7	7
	$1,428	$58,958	—	$—	$2,286	$61,244

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(expressed in thousands of Canadian dollars)

	Carrying Value		December 31, 2022
	Fair value through
	profit or loss	Amortized cost	Level 1	Level 2	Level 3	Total Fair Value
Assets:
Cash and cash equivalents	$—	$7,952	$—	$—	$—	$7,952
Restricted cash	—	938	—	—	—	938
Receivables		3,079	—	—	—	3,079
Marketable securities	433	—	433	—	—	433
	$433	$11,969	$433	$—	$—	$12,402
Liabilities:
Accounts payable and accrued liabilities	$—	$20,164	$—	$—	$—	$20,164
Long-term government loan payable loan payable	—	3,777	—	—	—	3,558
Convertible notes payable		25,662	—	—	—	25,662
Financial derivative liability – Convertible Notes	6,674	—	—	—	6,674	6,674
Other financial derivative liability	1,271	—	—	—	1,271	1,271
	$7,945	$49,603	—	$—	$7,945	$57,329

1 Components of 2028 Notes payable, see Note 13.

Valuation techniques

A)	Marketable securities

Marketable securities are included in Level 1 as these assets are quoted on active markets.

B)	Financial Derivative Liability – Convertible Notes

For the convertible notes payable designated at fair value through profit or loss, the valuation is derived by a finite difference method, whereby the convertible debt as a whole is viewed as a hybrid instrument consisting of two components, an equity component (i.e., the conversion option) and a debt component, each with different risk. The key inputs in the valuation include risk-free rates, share price, equity volatility, and credit spread. As there are significant unobservable inputs used in the valuation, the convertible notes payable is included in Level 3.

Methodologies and procedures regarding Level 3 fair value measurements are determined by the Company’s management. Calculation of Level 3 fair values is generated based on underlying contractual data as well as observable and unobservable inputs. Development of unobservable inputs requires the use of significant judgment. To ensure reasonability, Level 3 fair value measurements are reviewed and validated by the Company’s management. Review occurs formally on a quarterly basis or more frequently if review and monitoring procedures identify unexpected changes to fair value.

While the Company considers its fair value measurements to be appropriate, the use of reasonably alternative assumptions could result in different fair values. On a given valuation date, it is possible that other market participants could measure a same financial instrument at a different fair value, with the valuation techniques and inputs used by these market participants still meeting the definition of fair value. The fact that different fair value measurements exist reflects the judgment, estimates and assumptions applied as well as the uncertainty involved in determining the fair value of these financial instruments.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(expressed in thousands of Canadian dollars)

The fair value of the convertible note payable has been estimated based on significant unobservable inputs which are equity volatility and credit spread. The Company used an equity volatility of 62% (December 31, 2022 – 54%). If the Company had used an equity volatility that was higher or lower by 10%, the potential effect would be an increase of $545 or a decrease of $425 to the fair value of the convertible note payable. The Company used a credit spread of 27.8% (December 31,2022 – 30.5%). If the Company had used a credit spread that was higher or lower by 5%, the potential effect would be a decrease of $3,937 or an increase of $4,648 to the fair value of convertible note payable.

C) Warrants – Convertible Notes

The Warrants issued in a foreign currency and accounted for at fair value through profit or loss are valued using a Monte Carlo Simulation Model to better model the variability in exercise date. The key inputs in the valuation include risk-free rates and equity volatility. As there are significant unobservable inputs used in the valuation, the financial derivative liability is included in Level 3.

The fair value of the Warrants has been estimated using a significant unobservable input which is equity volatility. The Company used an equity volatility of 62%. If the Company had used an equity volatility that was higher or lower by 10%, the potential effect would be an increase of $186 or a decrease of $327 to the fair value of the Warrants.

D) Royalty

The fair value of the Royalty has been estimated at inception using a discounted cash flow model. The key inputs in the valuation include the effective interest rate of 21.48% and cash flows estimates of future operating and gross revenues. As there are significant unobservable inputs used in the valuation, the Royalty is included in Level 3. A 10% increase or decrease in the effective interest rate  would be an increase of $96 or of decrease $109 to the fair value of  the royalty.

E) Other Financial Derivative Liability (US Warrants)

The fair value of the embedded derivative on Warrants issued in foreign currency (Note 16) as at December 31, 2023 was $7 (December 31, 2022 - $1,271) and is accounted for at FVTPL. The valuation of warrants where the strike price is in US dollar and the warrants can be exercised at a time prior to expiry, the Company uses a Monte Carlo Simulation Model to better model the variability in exercise dates. The key inputs in the valuation include risk-free rates and equity volatility. As there are significant unobservable inputs used in the valuation, the financial derivative liability is included in Level 3.

The Company used an equity volatility of 68.22% (December 31, 2022 – 62.85%). If the Company had used an equity volatility that was higher or lower by 10%, the potential effect would be an increase of $19 (December 31, 2022 - $163) or a decrease of $9 (December 31, 2022 - $366) to the fair value of the embedded derivative.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(expressed in thousands of Canadian dollars)

23.Commitments and Contingencies

From time to time, the Company and/or its subsidiaries may become defendants in legal actions and the Company intends to defend itself vigorously against all legal claims. Electra is not aware of any unrecorded claims against the Company that could reasonably be expected to have a materially adverse impact on the Company’s consolidated financial position, results of operations or the ability to carry on any of its business activities. Two claims related to unpaid invoices included liens on the Company’s assets. The Company has negotiated settlement on these claims. The amounts due (approximately $2,800) have been recorded in accounts payable and accrued liabilities and the respective liens will be discharged upon final payment. Additionally, certain legal claims against the Company were settled during the year. Such claims also resulted in registered liens against the assets of the Company that were released during, as well as subsequent to the year.

As at December 31, 2023, the Company’s commitments relate to purchase and services commitments for work programs relating to Refinery expansion and payments under financing arrangements. The Company had the following commitments as of December 31, 2023.

	2024	2025	2026	2027	Thereafter	Total
Purchase commitments	$135	$—	$—	$—	$—	$135
Convertible notes payments [1]	5,797	6,262	6,064	6,064	73,326	97,513
Government loan payments	—	—	1,032	1,032	3,084	5,148
Royalty payments [2]	—	—	—	224	1,900	$2,124
	$5,932	$6,262	$7,096	$7,320	$78,310	$104,920

1 Convertible notes payment amounts are based on contractual maturities of 2028 Notes and assumption that it would remain outstanding until maturity. As discussed in Note 13, 2026 Notes were cancelled and replaced with 2028 Notes in February 2023. During the first 12 months of the term of the 2028 Notes, the Company may pay interest through the issuance of Common Shares.

2 Royalty payments are estimated amounts associated with the royalty agreements entered with the convertible debt holders as part of the 2028 Note offering. The estimated amounts and timing are subject to changes in cobalt sulfate prices, timing of completion of the refinery, reaching commercial operations and timing and amounts of sales.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(expressed in thousands of Canadian dollars)

24.Segmented Information

The Company’s Chief Operating Decision Maker (CODM) is its Chief Executive Officer. The CODM reviews the results of Company’s refinery business and exploration and evaluation activities as discrete business units, separate from the rest of the Company’s activities which are reviewed on an aggregate basis.

The Company’s exploration and evaluation activities are located in Idaho, USA, with its head office function in Canada. All of the Company’s capital assets, including property and equipment, and exploration and evaluation assets are located in Canada and USA.

(a)  Segmented operating results for the years ended December 31, 2023 and 2022:

		Exploration and
For the year ended December 31, 2023	Refinery	Evaluation	Corporate and Other	Total
Operating expenses
Consulting and professional fees	$69	$78	$4,512	$4,659
Exploration and evaluation expenditures	—	700	—	700
General and administrative and travel	156	3	2,236	2,395
Investor relations and marketing	—	—	633	633
Salaries and benefits	1,783	—	1,992	3,775
Share-based payments	—	—	1,821	1,821
Operating loss	$2,008	$781	$11,194	$13,983
Unrealized loss on marketable securities	—	—	(253)	(253)
Gain on financial derivative liability - Convertible Notes	—	—	6,683	6,683
Changes in US Warrants	—	—	1,243	1,243
Other non-operating expenses	—	—	(6,472)	(6,472)
Impairment	(51,884)	—	—	(51,884)
Loss before taxes	$(53,892)	$(781)	$(9,993)	$(64,666)

		Exploration
For the year ended December 31, 2022		and	Corporate and
(Restated)	Refinery	Evaluation	Other [2]	Total
Operating expenses
Consulting and professional fees	$47	$3	$2,679	$2,729
Exploration and evaluation expenditures	—	3,416	12	3,428
General and administrative and travel	138	10	1,777	1,925
Investor relations and marketing	—	—	1,000	1,000
Refinery, engineering and metallurgical studies	2,349	—	—	2,349
Refinery, permitting and environmental expenses	128	—	—	128
Salaries and benefits	655	—	3,258	3,913
Share-based payments	—	—	1,282	1,282
Operating loss	$3,317	$3,429	$10,008	$16,754
Unrealized loss on marketable securities	—	—	(589)	(589)
Gain on financial derivative liability - Convertible Notes	—	—	27,686	27,686
Changes in US Warrants	—	—	1,531	1,531
Other non-operating income	—	—	677	677
(Loss) income before taxes	$(3,317)	$(3,429)	$19,297	$12,551

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(expressed in thousands of Canadian dollars)

(b)  Segmented assets and liabilities for the years ended December 31, 2023 and 2022:

	Total Assets		Total Liabilities
As at December 31,	2023	2022 [2]	2023	2022 [2]
Refinery	$59,701	$91,316	$8,935	$17,723
Exploration and Evaluation [1]	85,741	87,765	75	120
Corporate and Other	3,250	8,443	56,384	43,172
	$148,692	$187,524	$65,394	$61,015

1  Total non-current assets comprising of exploration and evaluation assets in the amount of $85,741 (December 31, 2022 - $87,765) are located in Idaho, USA.

2  The Company has reclassified the Exploration and Evaluation assets, liabilities and results from the Corporate and Other category and comparatives have been updated to reflect this change.

25.Related Party Transactions

The Company’s related parties include key management personnel and companies related by way of directors or shareholders in common.

a.Key Management Personnel Compensation

During the year ended December 31, 2023 and 2022, the Company paid and/or accrued the following fees to management personnel and directors:

	December 31,	December 31,
	2023	2022

Management	$2,194	$2,751
Directors	158	154
	$2,352	$2,905

During the year ended December 31, 2023, the Company had share-based payments made to management and directors of $1,258 (December 31, 2022 - $620).

b.Due to Related Parties

As at December 31, 2023, the accrued liabilities balance for related parties was $78 (December 31, 2022 - $389), which relates mainly to year end compensation accruals.

26.	Subsequent Events
a.	On January 15, 2024, the Company received approval from the TSXV as well as warrant holders to amend the terms of 10,796,054 outstanding common share purchase warrants due to expire on February 13, 2028. The warrants were issued in connection with the convertible debt transaction that closed on February 13, 2023.

As consideration for eliminating the dilutive ratchet provisions in the Company’s convertible debt, the Company and its noteholders agreed to change the terms of the share purchase warrants.  Pursuant to the amendment, the exercise price of the warrants was reduced to CAD$1.00 per common share.  In addition, the warrants were to be amended to include an

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(expressed in thousands of Canadian dollars)

acceleration clause such that the term of the warrants will be reduced to 30-day (the “Reduced Term”) in the event the closing price of the common shares on the TSX Venture Exchange exceeds CAD$1.20 ten consecutive days trading days (the “Acceleration Event”), with the Reduced term to begin upon release of a press release by the Company within seven calendar days after such ten consecutive trading day period.  Upon the occurrence of an Acceleration Event, holders of the warrants may exercise the warrants on a cashless basis, based on the value of the warrants at the time of exercise.

In addition, the Company issued 100,000 stock options at an exercise price of $0.50 that will vest in three equal tranches on the first, second and third anniversary of the grant date over a four year period.  All grants are subject to the approval of the TSX Venture.

b.	On February 12, 2024, the Company issued 3,074,398 incentive stock options and 102,410 restricted share units (RSUs) to certain directors, officers, employees and contractors of the Company. The Company will also settle a total of $157,357 of earned performance-based incentive cash payments to certain on-officer employees by issuing a total of 189,587 common shares of the Company at a price of $0.81 per share to these individuals. The RSUs will vest on the first anniversary of the grant date and will be settled in cash or common shares at the discretion of the Company. The stock options are exercisable for four years at $0.81 and will vest in two equal tranches, on the first and second anniversary of the grant date.
c.	On February 27, 2024, the Company and the holders (the “Noteholders”) of US$51 million principal amount of 8.99% senior secured convertible notes (the “Notes”) entered into an agreement (the “Waiver”) whereby the Noteholders agreed, subject to certain conditions, to a postponement in the unpaid payment of interest on the Notes payable on the August 15, 2023 and February 15, 2024 interest payment dates (the “Interest”) under the convertible note indenture dated as of February 13, 2023 (the “Indenture”) that governs the Notes. Pursuant to the Waiver, the Company is required to make payment of accrued Interest on August 15, 2024, other than the Interest to be paid through the Share Issuance (as defined below). In the event of a default by the Company under the Indenture, the Company is required to pay the Interest immediately. Pending repayment, the Interest will be treated as additional principal amounts of Notes entitled to the same rights as the Notes under the Indenture, including the accrual of additional interest under the Indenture and the right to convert into common shares in the capital of the Company (“Common Shares”).

The Company satisfied US$401 of the Interest through the issuance of Common Shares to certain Noteholders (the “Share Issuance”). The Share Issuance occurred at a value of $0.6439 The Share Issuance was approved by the TSX Venture Exchange (the “TSXV”).

In addition, subject to certain conditions, the Noteholders have agreed to waive the requirement set out in the Indenture for the Company to file a registration statement to provide for the resale of the Common Shares underlying the Notes and the common share purchase warrants issued on February 13, 2023.

d.	NASDAQ Notice Update

Further to the Company’s news release dated September 22, 2023 regarding its receipt of notice from The Nasdaq Stock Market LLC (“Nasdaq”) on September 21, 2023 stating that the Company is not in compliance with the minimum bid price requirement (“Minimum Bid Requirement”), the Company intends to submit an application pursuant to the Nasdaq Listing Rules for an additional 180-day extension to the notice period under Nasdaq Rule 5810(c)(3)(A)(ii), at which point the Company may be required to take steps to resolve the non-compliance.

If at any time before March 19, 2024, the bid price of the Common Shares closes at or above US$1.00 per share for a minimum of 10 consecutive business days, the Company will regain compliance with the Minimum Bid Requirement.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(expressed in thousands of Canadian dollars)

On March 21, 2024, the Company announced the receipt of an additional 180 days notice from the Nasdaq to regain compliance with the minimum bid price required of US$1.00 per share under the Nasdaq Listing Rule 5550(a)(2).

The ruling has no immediate effect on the listing or trading of the Company’s common shares on the Nasdaq, and the Company’s operations are not affected by the receipt of the extension. Pursuant to the extension, the Company has until September 16, 2024 to regain compliance with the minimum bid requirement, during which time the Company’s common shares will continue to trade on Nasdaq.

At any time before September 16, 2024 the bid price of the common shares closes at or above US$1.00 per common share for a minimum of ten consecutive days, the Company will regain compliance with the minimum bid requirement.  The extension does not have any impact on the listing of the Company’s common shares on the TSX Venture Exchange.

e.	Employee Share Settlement

On February 27, 2024, further to the Company’s news release dated February 12, 2024, the Company has settled a total of $134 of earned performance-based incentive cash payments to certain non-officer employees by issuing a total of 165,257 Common Shares at a deemed price of $0.81 per share to these individuals (the “Share Settlement”). The aggregate Share Settlement is lower than the previously disclosed total of $157, by issuing a total of 189,587 Common Shares, that the Company had anticipated settling.

On March 21, 2024, the Company announced further to its news releases dated February 27, 2024 and March 13, 2024, the Company has issued an aggregate of 843,039 Shares at a deemed issue price of $0.6439 per Share in satisfaction of a portion of the interest payable to certain of the holders of US$51 million principal amount of 8.99% senior secured convertible notes. The deemed issue price was calculated at 95% of the simple average of the volume weighted average trading price of the Shares for each of the five trading days ending on, and including, March 20, 2024.